UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41566

KWESST Micro Systems Inc.

(Exact Name of Registrant as Specified in Charter)

155 Terence Matthews Cresent, Unit #1
Ottawa, Ontario K2M 2A8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
99.1	Material Change Report of dated December 16, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KWESST MICRO SYSTEMS INC.

By: /s/ Steve Archambault

Name: Steven Archambault

Title: Chief Financial Officer

Dated: December 16, 2022